CONTACT:  D.F. KING & CO., INC.    The Herman Group, Inc.
          (800) 628-8538           (800) 658-2007


FOR IMMEDIATE RELEASE

             HIGH RIVER TENDER OFFERS FOR McNEIL
                LIMITED PARTNERSHIPS EXTENDED


          Dallas, Texas and New York, New York, September 15, 1995--High River Limited Partnership ("High River") announced today that it has extended the expiration date of its tender offers (the "Tender Offers") for units of limited partnership interest ("Units") in each of McNeil Pacific Investors Fund 1972 ("MPIF"), McNeil Real Estate Fund V, Ltd. ("MREF V"), McNeil Real Estate Fund IX, Ltd. ("MREF IX"), McNeil Real Estate Fund X, Ltd. ("MREF X"), McNeil Real Estate Fund XI, Ltd. ("MREF XI"), McNeil Real Estate Fund XIV, Ltd. ("MREF XIV"), McNeil Real Estate Fund XV, Ltd. ("MREF XV"), McNeil Real Estate Fund XX, L.P. ("MREF XX"), McNeil Real Estate Fund XXIV, L.P. ("MREF XXIV") and McNeil Real Estate Fund XXV, L.P. ("MREF XXV") (collectively, the "Partnerships") until 12:00 midnight, New York City time, September 28, 1995.

          High River and McNeil Partners, L.P., the general partner of each of the Partnerships ("McNeil Partners"), are currently engaged in settlement discussions which, among other things, may result in settlement of litigation with respect to the Tender Offers. No assurance can be given as to the outcome of those settlement discussions.

          As of September 14, 1995, approximately 23 Units of MPIF, 0 Units of MREF V, 425 Units of MREF IX, 448 Units of MREF X, 520.33 Units of MREF XI, 437 Units of MREF XIV, 555 Units of MREF XV, 217.8 Units of MREF XX, 9,085 Units of MREF XXIV and 222,832 Units of MREF XXV had been tendered to the depositary pursuant to the terms of the Tender Offer.

          The Tender Offers are being made pursuant to the Offers to Purchase dated August 3, 1995, as amended and supplemented.